                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                                   FORM 11-K



        [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM        TO
                                                 --------  --------




                        COMMISSION FILE NUMBER 0-18311



                  NEUROGEN CORPORATION 401 (K) RETIREMENT PLAN
                  --------------------------------------------
                               FULL TITLE OF PLAN



                              NEUROGEN CORPORATION
                              --------------------


                          35 NORTHEAST INDUSTRIAL ROAD
                          BRANFORD, CONNECTICUT  06405
                                 (203) 488-8201


          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

Neurogen Corporation 401(k) Retirement Plan
Current Value of Plan Assets and Liabilities

                                                                      DECEMBER 31,
                                                                1996              1995
                                                                ----              ----
ASSETS:
Cash                                                          $              $       -
Receivables                                                       18,584         8,225
Investments:
    U.S. Government securities                                         -             -
    Corporate debt and equity instruments                        278,814       212,713
    Real estate and mortgages (other than to participants)             -             -
    Loans to participants:                                             -             -
    (a)  Mortgages                                                     -             -
    (b)  Other                                                    30,292        32,886
    Other (money market and mutual funds)                      1,749,243     1,067,984
                                                              ----------    ----------
          Total investments                                    2,076,933     1,321,808
    Buildings and other property used in plan operations               -             -
    Other assets                                                       -             -
                                                              ----------    ----------
                 Total assets                                  2,076,933     1,321,808

LIABILITIES:

Acquisition indebtedness                                               -             -
Other liabilities                                                      -             -
                                                              ----------    ----------
       Total liabilities                                               -             -
                                                              ----------    ----------
                Plan equity                                   $2,076,933    $1,321,808
                                                              ==========    ==========

Neurogen Corporation 401(k) Retirement Plan
Statement of Income and Changes in Plan Equity


                                                                    PLAN YEAR ENDED DECEMBER 31,
                                                                1996            1995             1994
                                                                ----            ----             ----
INCOME

Contributions received or receivable in cash from:
    Employer                                              $   91,789      $   48,807         $ 36,306
    Employees                                                464,131         295,958          226,978
    Others                                                    52,339          12,328              700
                                                          ----------      ----------         --------
    Total cash contributions                                 608,259         357,093          263,984
Noncash contributions                                              -               -                -
Earnings (loss) from investments                             168,592         298,378           (9,844)
Net realized gain (loss) on sale or exchange of assets             -               -                -
Other income - interest repayments                             3,068           1,063              613
                                                          ----------      ----------         --------
    Total income                                             779,919         656,534          254,753

EXPENSES:

Distribution of benefits:
   Directly to participants and their beneficiaries           14,797          19,126            8,117
   Other                                                           -               -               45
                                                          ----------      ----------         --------
   Total distribution of benefits                             14,797          19,126            8,162
Administrative expenses                                        9,997              -                -
Other expenses                                                     -              -                -
                                                          ----------      ----------         --------
   Total expenses                                             24,794          19,126            8,162
                                                          ----------      ----------         --------
      Net income                                             755,125         637,408          246,591

Plan Equity:

Beginning of year                                          1,321,808         684,400          437,809
                                                          ----------      ----------         --------
End of year                                               $2,076,933      $1,321,808         $684,400
                                                          ==========      ==========         ========

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Neurogen Corporation 401(k) Plan


                                    Administrator:  Neurogen Corporation



Date:  October 23, 1997             By: /s/ Stephen R. Davis
                                       ---------------------------------------
                                    Stephen R. Davis
                                    Vice President and Chief Financial Officer